SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 55)

                    Under the Securities Exchange Act of 1934


                               WMS INDUSTRIES INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   969-901-107
                                 (CUSIP Number)

                               Sumner M. Redstone
                               846 University Ave.
                           Norwood, Massachusetts 02062
                            Telephone: (781) 461-1600
                    ----------------------------------------

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                  July 28, 2008
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Check the following box if a fee is being paid with this Statement |_|.

(1)    Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       Sumner M. Redstone
       -------------------------------------------------------------------------

       -------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group (See Instructions)

|_|    (a)
            --------------------------------------------------------------------


|_|    (b)
            --------------------------------------------------------------------

            --------------------------------------------------------------------

(3)    SEC Use Only
                     -----------------------------------------------------------

       -------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)
                                          --------------------------------------

       -------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
       -------------------------------------------------------------------------

(6)    Citizenship or Place of Organization    United States
                                              ----------------------------------

       -------------------------------------------------------------------------

-------------------
 Number of Shares     (7)   Sole Voting Power                    0*
                                              ---------------------
  Beneficially
                      (8)   Shared Voting Power                  0*
  Owned by Each                                 -------------------

    Reporting         (9)   Sole Dispositive Power      0***
                                                  -----------------
   Person With
                      (10)  Shared Dispositive Power     3,997,555**
-------------------                                  --------------

-------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person  3,997,555**
                                                                    ------------


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       |X|
       -------------------------------------------------------------------------


(13)   Percent of Class Represented by Amount in Row (11)   7.86  percent
                                                          ----------------------

(14)   Type of Reporting Person (See Instructions)   IN
                                                    ----------------------------

* Voting power subject to Voting Proxy Agreement described in Item 6 of this Statement.
** Includes shares owned by National Amusements, Inc. and shares owned by the Sumner M. Redstone Charitable Foundation.
*** Does not include 7,900 shares owned by Mr. Sumner Redstone's wife, Mrs. Paula Redstone, over which she has sole dispositive and voting power.

(1)    Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       Sumner M. Redstone Charitable Foundation (u/t/d August 26, 1986)
       -------------------------------------------------------------------------
       I.R.S. No.  22-2761621
       -------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group (See Instructions)

|_|    (a)
            --------------------------------------------------------------------


|_|    (b)
            --------------------------------------------------------------------

            --------------------------------------------------------------------

(3)    SEC Use Only
                     -----------------------------------------------------------

       -------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)  N/A
                                          --------------------------------------

       -------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
       -------------------------------------------------------------------------

(6)    Citizenship or Place of Organization    United States
                                              ----------------------------------

       -------------------------------------------------------------------------

-------------------
 Number of Shares     (7)   Sole Voting Power               0*
                                              ---------------------
  Beneficially
                      (8)   Shared Voting Power             0*
  Owned by Each                                 -------------------

    Reporting         (9)   Sole Dispositive Power           0
                                                  -----------------
   Person With
                      (10)  Shared Dispositive Power         0
-------------------                                  --------------

-------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person      0*
                                                                    ------------


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       |X|
       -------------------------------------------------------------------------


(13)   Percent of Class Represented by Amount in Row (11)       0 percent
                                                          ----------------------

(14)   Type of Reporting Person (See Instructions)   OO
                                                    ----------------------------

* Voting power subject to Voting Proxy Agreement described in Item 6 of this Statement.

(1)      Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

         NATIONAL AMUSEMENTS, INC.
         -----------------------------------------------------------------------
         I.R.S. No. 04-2261332
         -----------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group (See Instructions)

|_|    (a)
            --------------------------------------------------------------------


|_|    (b)
            --------------------------------------------------------------------

            --------------------------------------------------------------------

(3)    SEC Use Only
                     -----------------------------------------------------------

       -------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)    N/A
                                          --------------------------------------

       -------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
       -------------------------------------------------------------------------

(6)    Citizenship or Place of Organization    Maryland
                                              ----------------------------------

       -------------------------------------------------------------------------

-------------------
 Number of Shares     (7)   Sole Voting Power                    0*
                                              ---------------------
  Beneficially
                      (8)   Shared Voting Power                  0*
  Owned by Each                                 -------------------

    Reporting         (9)   Sole Dispositive Power                0
                                                  -----------------
   Person With
                      (10)  Shared Dispositive Power      3,997,555
-------------------                                  --------------


(11)   Aggregate Amount Beneficially Owned by Each Reporting Person   3,997,555
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|
       -------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11)    7.86%
                                                          ----------------------

       -------------------------------------------------------------------------


(14)   Type of Reporting Person (See Instructions)   CO
                                                   -----------------------------

* Voting power subject to Voting Proxy Agreement described in Item 6 of this Statement.

Item 1.   Security and Issuer.

This Amendment No. 55 amends the Statement on Schedule 13D previously filed with the SEC by Mr. Sumner M. Redstone, National Amusements, Inc. ("NAI") and the Sumner M. Redstone Charitable Foundation (u/t/d August 26, 1986) with respect to the voting common stock, $.50 par value per share (the "Common Shares"), of WMS Industries Inc. (the "Issuer") as follows:

Item 2:   Identity and Background.

Item 2(b) is amended as follows by correcting the address information regarding Sumner M. Redstone, NAI and the Sumner M. Redstone Charitable Foundation (u/t/d August 26, 1986):

	   (b)  846 University Ave., Norwood, MA  02062


Item 5.   Interest in Securities of the Issuer.

          (a) NAI is currently the beneficial owner, with shared dispositive and no voting power, of 3,997,555 Common Shares, or approximately 7.86%, of the issued and outstanding Common
	       Shares of the Issuer (based on the number of Common Shares that were reported to be issued and outstanding as of April 30, 2008).

          (b) As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner with no voting power of 3,997,555 Common Shares, or approximately 7.86% of the issued and outstanding Common Shares of the Issuer.

               The lack of voting power described in paragraphs (a) and (b) of this Item 5 is pursuant to the Voting Proxy Agreement, described in Item 6 of this Statement.

	  (c) Transactions effected since the filing of Amendment No.54 to this Statement on Schedule 13D with the Securities and Exchange Commission on July 24, 2008. (The transactions were executed by Bear Stearns, a J.P. Morgan Company, New York, N.Y.):

	       The following sales were made by the Sumner M.Redstone Charitable Foundation, (u/t/d/ August 26, 1986):


            	 DATE           	Price        NUMBER 0F SHARES


		07/24/08		31.62		100
		07/24/08		31.61		400
		07/24/08		31.55		300
		07/24/08		31.49		500
		07/24/08		31.40		1,400
		07/24/08		31.31		200
		07/24/08		31.30		400
		07/24/08		31.29		300
		07/24/08		30.93		200
		07/24/08		30.92		100
		07/24/08		30.91		100
		07/24/08		30.89		400
		07/24/08		30.88		100
		07/24/08		30.87		200
		07/24/08		30.72		300
		07/24/08		30.69		200
		07/24/08		30.67		300
		07/24/08		30.65		2,100
		07/24/08		30.64		1,200
		07/24/08		30.62		300
		07/24/08		30.61		200
		07/24/08		30.6		300
		07/24/08		30.59		1,400
		07/24/08		30.58		1,100
		07/24/08		30.57		900
		07/24/08		30.56		1,200
		07/24/08		30.55		1,600
		07/24/08		30.54		700
		07/24/08		30.53		800
		07/24/08		30.51		300
		07/24/08		30.50		1,200
		07/24/08		30.48		871
		07/24/08		30.47		600
		07/24/08		30.46		400
		07/24/08		30.45		400
		07/24/08		30.44		200
		07/24/08		30.43		500
		07/24/08		30.42		1,500
		07/24/08		30.41		900
		07/24/08		30.40		1,500
		07/24/08		30.39		300
		07/24/08		30.38		1,900
		07/24/08		30.37		2,529
		07/24/08		30.36		3,100
		07/24/08		30.35		2,200
		07/24/08		30.34		1,600
		07/24/08		30.33		1,200
		07/24/08		30.32		1,700
		07/24/08		30.31		1,295
		07/24/08		30.30		1,805
		07/24/08		30.29		2,300
		07/24/08		30.28		1,225
		07/24/08		30.27		2,875
		07/24/08		30.26		2,728
		07/24/08		30.25		2,172
		07/24/08		30.24		2,000
		07/24/08		30.23		2,500
		07/24/08		30.22		1,700
		07/24/08		30.21		1,500
		07/24/08		30.19		300
		07/24/08		30.18		600
		07/24/08		30.17		300
		07/24/08		30.16		1,300
		07/24/08		30.15		900
		07/24/08		30.14		300
		07/24/08		30.13		300
		07/24/08		30.12		300
		07/24/08		30.11		300
		07/24/08		30.10		200
		07/24/08		30.09		200
		07/24/08		30.08		400
		07/24/08		30.07		1,400
		07/24/08		30.06		700
		07/24/08		30.05		1,000
		07/24/08		30.04		1,503
		07/24/08		30.03		1,997
		07/24/08		30.02		1,500
		07/24/08		30.01		900
		07/24/08		30.00		1,195
		07/24/08		29.99		1,105
		07/24/08		29.98		2,000
		07/24/08		29.97		1,300
		07/24/08		29.96		900
		07/24/08		29.95		1,200
		07/24/08		29.94		1,200
		07/24/08		29.93		1,400
		07/24/08		29.92		400
		07/24/08		29.91		300
		07/24/08		29.87		200
		07/24/08		29.86		100
		07/24/08		29.85		600
		07/24/08		29.84		100
		07/24/08		29.79		100
		07/24/08		29.77		1,500
		07/24/08		29.76		1,300
		07/24/08		29.75		2,400
		07/24/08		29.74		1,400
		07/24/08		29.73		3,600
		07/24/08		29.72		400
		07/24/08		29.71		4,600
		07/24/08		29.70		4,300
		07/24/08		29.69		1,800
		07/24/08		29.68		1,400
		07/24/08		29.66		900
		07/24/08		29.65		2,600
		07/24/08		29.64		2,200
		07/24/08		29.63		2,400
		07/24/08		29.62		1,300
		07/24/08		29.61		2,100
		07/24/08		29.6		2,800
		07/24/08		29.59		100
		07/24/08		29.58		1,400
		07/24/08		29.57		1,900
		07/24/08		29.56		700
		07/24/08		29.55		2,100
		07/24/08		29.54		1,900
		07/24/08		29.53		600
		07/24/08		29.52		1,300
		07/24/08		29.51		1,500
		07/24/08		29.50		1,200
		07/24/08		29.49		1,100
		07/24/08		29.48		900
		07/24/08		29.46		700
		07/24/08		29.45		1,300
		07/24/08		29.44		1,400
		07/24/08		29.43		400
		07/24/08		29.42		1,100
		07/24/08		29.41		700
		07/24/08		29.40		900
		07/24/08		29.39		2,300
		07/24/08		29.38		2,100
		07/24/08		29.37		1,200
		07/24/08		29.36		4,100
		07/24/08		29.35		3,400
		07/24/08		29.34		2,800
		07/24/08		29.33		1,500
		07/24/08		29.32		3,900
		07/24/08		29.31		1,400
		07/24/08		29.29		2,100
		07/24/08		29.28		2,200
		07/24/08		29.27		1,685
		07/24/08		29.26		1,615
		07/24/08		29.25		3,100
		07/24/08		29.24		200
		07/24/08		29.23		200
		07/24/08		29.22		1,100
		07/24/08		29.21		300
		07/24/08		29.20		400
		07/24/08		29.19		400
		07/24/08		29.17		500
		07/24/08		29.16		500
		07/24/08		29.15		300
		07/24/08		29.14		800
		07/24/08		29.13		300
		07/24/08		29.12		900
		07/24/08		29.10		1,000
		07/24/08		29.09		300
		07/24/08		29.08		100
		07/24/08		29.06		400
		07/24/08		29.05		200
		07/24/08		29.04		1,300
		07/24/08		29.03		1,726
		07/24/08		29.02		1,600
		07/24/08		29.01		800
		07/24/08		29.00		2,104
		07/24/08		28.99		2,000
		07/24/08		28.98		1,300
		07/24/08		28.97		1,500
		07/24/08		28.96		1,000
		07/24/08		28.95		4,000
		07/24/08		28.94		472
		07/24/08		28.93		2,600
		07/24/08		28.92		2,000
		07/24/08		28.91		900
		07/24/08		28.90		1,300
		07/24/08		28.89		200
		07/24/08		28.88		100
		07/24/08		28.87		200




	 	07/25/08		30.32		200
		07/25/08		30.29		200
		07/25/08		30.19		200
		07/25/08		30.18		300
		07/25/08		30.17		200
		07/25/08		30.15		100
		07/25/08		30.14		200
		07/25/08		30.13		200
		07/25/08		30.12		100
		07/25/08		30.10		200
		07/25/08		30.09		500
		07/25/08		30.08		200
		07/25/08		30.075		100
		07/25/08		30.07		600
		07/25/08		30.065		200
		07/25/08		30.06		300
		07/25/08		30.05		500
		07/25/08		30.04		1,100
		07/25/08		30.03		1,027
		07/25/08		30.02		1,000
		07/25/08		30.015		400
		07/25/08		30.01		1,600
		07/25/08		30.005		100
		07/25/08		30.00		2,173
		07/25/08		29.995		100
		07/25/08		29.99		1,200
		07/25/08		29.98		2,100
		07/25/08		29.97		2,445
		07/25/08		29.96		2,555
		07/25/08		29.955		200
		07/25/08		29.95		1,800
		07/25/08		29.94		2,800
		07/25/08		29.93		3,100
		07/25/08		29.925		100
		07/25/08		29.92		3,800
		07/25/08		29.913		200
		07/25/08		29.91		5,700
		07/25/08		29.905		300
		07/25/08		29.90		3,000
		07/25/08		29.895		100
		07/25/08		29.89		2,441
		07/25/08		29.88		2,900
		07/25/08		29.875		200
		07/25/08		29.873		200
		07/25/08		29.87		4,000
		07/25/08		29.865		100
		07/25/08		29.86		1,200
		07/25/08		29.85		800
		07/25/08		29.84		1,300
		07/25/08		29.83		800
		07/25/08		29.825		200
		07/25/08		29.82		700
		07/25/08		29.82		300
		07/25/08		29.81		1,100
		07/25/08		29.805		200
		07/25/08		29.80		600
		07/25/08		29.795		300
		07/25/08		29.79		200
		07/25/08		29.78		500
		07/25/08		29.76		200
		07/25/08		29.75		300
		07/25/08		29.74		700
		07/25/08		29.72		400
		07/25/08		29.713		100
		07/25/08		29.71		700
		07/25/08		29.705		200
		07/25/08		29.70		300
		07/25/08		29.69		400
		07/25/08		29.685		200
		07/25/08		29.68		300
		07/25/08		29.67		200
		07/25/08		29.66		400
		07/25/08		29.65		700
		07/25/08		29.64		400
		07/25/08		29.63		500
		07/25/08		29.62		500
		07/25/08		29.61		1,200
		07/25/08		29.60		1,500
		07/25/08		29.59		1,000
		07/25/08		9.585		100
		07/25/08		29.58		1,300
		07/25/08		29.57		1,100
		07/25/08		29.56		800
		07/25/08		29.55		900
		07/25/08		29.54		1,100
		07/25/08		29.535		500
		07/25/08		29.53		1,200
		07/25/08		29.525		300
		07/25/08		29.52		1,600
		07/25/08		29.515		200
		07/25/08		29.51		1,000
		07/25/08		29.505		100
		07/25/08		29.50		1,300
		07/25/08		29.49		1,600
		07/25/08		29.48		2,300
		07/25/08		29.47		1,500
		07/25/08		29.465		100
		07/25/08		29.46		1,900
		07/25/08		29.45		1,500
		07/25/08		29.44		1,900
		07/25/08		29.43		200
		07/25/08		29.42		900
		07/25/08		29.41		1,000
		07/25/08		29.40		500
		07/25/08		29.39		1,000
		07/25/08		29.38		200
		07/25/08		29.375		200
		07/25/08		29.37		1,300
		07/25/08		29.36		300
		07/25/08		29.35		500
		07/25/08		29.34		1,000
		07/25/08		29.33		100
		07/25/08		29.32		2,200
		07/25/08		29.31		300
		07/25/08		29.30		500
		07/25/08		29.29		200
		07/25/08		29.28		1,200
		07/25/08		29.27		2,500
		07/25/08		29.26		2,322
		07/25/08		29.25		2,100
		07/25/08		29.24		1,100
		07/25/08		29.23		1,200
		07/25/08		29.22		2,047
		07/25/08		29.21		1,500
		07/25/08		29.20		2,460
		07/25/08		29.19		1,705
		07/25/08		29.18		1,253
		07/25/08		29.17		2,200
		07/25/08		29.16		5,100
		07/25/08		29.15		5,300
		07/25/08		29.14		5,100
		07/25/08		29.13		6,800
		07/25/08		29.12		5,323
		07/25/08		29.11		6,835
		07/25/08		29.10		7,936
		07/25/08		29.09		6,400
		07/25/08		29.08		5,700
		07/25/08		29.07		7,300
		07/25/08		29.06		3,664
		07/25/08		29.05		3,800
		07/25/08		29.04		3,900
		07/25/08		29.03		2,938
		07/25/08		29.02		2,800
		07/25/08		29.01		100
		07/25/08		29.00		500
		07/25/08		28.99		300
		07/25/08		28.96		900
		07/25/08		28.95		400
		07/25/08		28.94		200
		07/25/08		28.93		800
		07/25/08		28.92		1,578
		07/25/08		28.91		600
		07/25/08		28.90		300
		07/25/08		28.89		300
		07/25/08		28.88		500
		07/25/08		28.87		300
		07/25/08		28.86		800
		07/25/08		28.85		400
		07/25/08		28.84		100
		07/25/08		28.82		1,100
		07/25/08		28.81		200
		07/25/08		28.79		400
		07/25/08		28.76		200
		07/25/08		28.75		400
		07/25/08		28.74		400


 		07/28/08		29.09		300
		07/28/08		29.07		100
		07/28/08		29.06		200
		07/28/08		29.05		300
		07/28/08		29.03		500
		07/28/08		29.02		500
		07/28/08		29.00		300
		07/28/08		28.99		200
		07/28/08		28.98		300
		07/28/08		28.96		200
		07/28/08		28.95		1,100
		07/28/08		28.94		600
		07/28/08		28.93		3,600
		07/28/08		28.92		1,500
		07/28/08		28.91		1,500
		07/28/08		28.90		3,100
		07/28/08		28.89		1,800
		07/28/08		28.88		400
		07/28/08		28.87		400
		07/28/08		28.86		1,100
		07/28/08		28.85		1,900
		07/28/08		28.84		1,500
		07/28/08		28.83		100
		07/28/08		28.82		800
		07/28/08		28.81		1,300
		07/28/08		28.80		1,300
		07/28/08		28.79		700
		07/28/08		28.78		300
		07/28/08		28.77		100
		07/28/08		28.76		1,400
		07/28/08		28.75		2,183
		07/28/08		28.74		2,700
		07/28/08		28.73		1,600
		07/28/08		28.72		2,800
		07/28/08		28.71		2,318
		07/28/08		28.70		3,682
		07/28/08		28.69		2,602
		07/28/08		28.68		5,228
		07/28/08		28.67		5,770
		07/28/08		28.66		6,950
		07/28/08		28.65		5,208
		07/28/08		28.64		6,536
		07/28/08		28.63		6,494
		07/28/08		28.62		6,044
		07/28/08		28.61		4,822
		07/28/08		28.60		5,502
		07/28/08		28.59		3,700
		07/28/08		28.58		4,000
		07/28/08		28.57		3,600
		07/28/08		28.56		1,400
		07/28/08		28.55		3,700
		07/28/08		28.54		3,868
		07/28/08		28.53		2,300
		07/28/08		28.52		5,600
		07/28/08		28.51		6,750
		07/28/08		28.50		7,200
		07/28/08		28.49		5,032
		07/28/08		28.48		3,853
		07/28/08		28.47		4,116
		07/28/08		28.46		4,825
		07/28/08		28.44		5,809
		07/28/08		28.43		6,991
		07/28/08		28.42		4,419
		07/28/08		28.41		5,986
		07/28/08		28.40		5,000
		07/28/08		28.39		4,212
		07/28/08		28.38		2,600
		07/28/08		28.37		3,458
		07/28/08		28.36		2,560
		07/28/08		28.32		1,940
		07/28/08		28.31		100
		07/28/08		28.30		200



Item 7.   Material to Be Filed as Exhibits.

Exhibit 1

A joint filing agreement among Mr. Sumner M. Redstone, National Amusements, Inc. and the Sumner M. Redstone Charitable Foundation (u/t/d August 26, 1986) is attached hereto as Exhibit 1.




                                   Signatures
                                   ----------

After reasonably inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.



     JUly 30, 2008                         /s/ Sumner M. Redstone
                                          ------------------------------------


                                           Sumner M. Redstone,
                                           Individually



                                           National Amusements, Inc.

                                           By:  /s/ Sumner M. Redstone
                                                ----------------------------
                                                Name:    Sumner M. Redstone,
                                                Title:   Chairman and Chief
                                                Executive Officer


				      Sumner M. Redstone Charitable Foundation

					   By  /s/  Sumner M. Redstone
					       ------------------------------
						Name:    Sumner M.Redstone
					        Title:   Trustee

				EXHIBIT 1
				---------



                             JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated November 21, 1985 (the "Schedule 13D"), with respect to the common stock, $.50 par value per share (the "Common Shares"), of WMS Industries Inc. (the "Issuer") is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d- 1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executes this Agreement as of the 24th, of July, 2008.


                            NATIONAL AMUSEMENTS, INC.

                           By: /s/ Sumner M. Redstone
                               ----------------------
                            Name:  Sumner M. Redstone
                            Title: Chairman and
                                   Chief Executive Officer


			    By: /s/ Sumner M. Redstone
                               ----------------------
                               Sumner M. Redstone
                               Individually


			    SUMNER M. REDSTONE CHARITABLE FOUNDATION

			     By:  /s/ Sumner M. Redstone
				 ------------------------

			       Name:  Sumner M.Redstone
			       Title: Trustee